Request for Acceleration
of the Effective Date
of the Registration Statement
on Form SB-2

In Re:	OnScreen Technologies, Inc.
Registration Statement on Form SB-2
File No. 333-140147

The undersigned, Onscreen Technologies, Inc., a Colorado corporation, (“Registrant”), hereby requests that the effective date of the Registration Statement on Form SB-2 of the Registrant, SEC File No. 333-140147, be accelerated so that it will become effective at 10:00 a.m., Daylight Saving Time, on October 25, 2007, or as soon thereafter as possible.

In connection with this acceleration request, the Registrant acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated this 23rd day of October 2007 Onscreen Technologies, Inc., a Colorado corporation By: /s/ William J. Clough Print Name: William J. Clough, Esq. Title: President/CEO